UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

Peplin Inc.

(Name of Issuer)

Common stock, $0.01 par value per share*

(Title of Class of Securities)

U7117K107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The issuer filed a Post-Effective Amendment No.1 to Form S-1 on 8 December 2009 to withdraw and remove from registration the unissued and unsold shares, issuable by it pursuant to its Registration Statement originally filed on 30 December 2009. Its issued and sold shares were converted into the right to receive an amount in cash in accordance with Agreement and Plan of Merger and Reorganization dated 2 September 2009 whereby LEO Pharma A/S, Plan Acquisition Sub, Inc. was merged with and into the issuer with the issuer continuing as the surviving corporation and as a wholly owned subsidiary of the Purchaser, effective 11 November 2009.

CUSIP No. U7117K107

Person 1
1.	(a) Names of Reporting Persons. Orbis Investment Management Limited ("OIML") Orbis Investment Management (Australia) Pty Ltd ("OIMA") Orbis Asset Management Limited ("OAML")
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization OAML and OIML are companies organized under the laws of Bermuda. OIMA is a company organized under the laws of Australia.

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions)

OO (OAML), FI (OIML, OIMA)

Item 1.
(a)	Name of Issuer Peplin Inc.
(b)	Address of Issuer's Principal Executive Offices
6475 Christie Avenue, Emeryville, CA 94608
Item 2.
(a)	Name of Person Filing Orbis Investment Management Limited ("OIML") Orbis Investment Management (Australia) Pty Ltd ("OIMA") Orbis Asset Management Limited ("OAML")
(b)	Address of Principal Business Office or, if none, Residence OIML and OIMA - 34 Bermudiana Road, Hamilton HM 11, Bermuda OIMA - Level 2, Challis House 4-10 Martin Place, Sydney, Australia
(c)	Citizenship OAML and OIML are companies organized under the laws of Bermuda. OIMA is a company organized under the laws of Australia.
(d)	Title of Class of Securities Common stock, $0.01 par value per share*
(e)	CUSIP Number U7117K107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);. for OIML and OIMA;
(k)	[X ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).If filing as a non-U.S. institution in accordance with 240.13d-1(b)(ii)(J), please specify the type of institution: equivalent to IA (only for OIML and OIMA).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group
Orbis Investment Management Limited ("OIML"), Orbis Asset Management Limited ("OAML") and Orbis Investment Management (B.V.I) Limited ("OIML BVI") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIML, OIML BVI and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.
Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to Orbis Investment Management Limited and Orbis Investment Management (Australia) Pty Ltd are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date
Orbis Investment Management Limited Orbis Investment Management (Australia) Pty Ltd Orbis Asset Management Limited
Signature
James J. Dorr, General Counsel
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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